Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated October 9, 2007
VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)
VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___✓___      Form 40-F_______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes_______      No___✓___
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Indian Tax Matters
Companies in the Vodafone Group have received notices from the Indian tax authorities alleging possible liability for failure to deduct withholding tax from consideration paid to Hutchison Telecommunications International Limited (“HTIL”) in respect of HTIL’s gain on its disposal to Vodafone of companies with interests in Vodafone Essar Limited. At this stage no accurate quantification of any cost which may arise can be made, but the Company believes that neither it nor any other member of the Vodafone Group is liable for such withholding tax and intends to defend this position vigorously.
Agreement to Acquire Tele2’s Businesses in Italy and Spain
Vodafone announced on October 6, 2007 that it had agreed to acquire Tele2 Italia SpA (“Tele2 Italy”) and Tele2 Telecommunications Services SLU (“Tele2 Spain”) from Tele2 AB Group for cash consideration of €775 million (£537 million) on a debt-free basis. Tele2 Italy and Tele2 Spain provide nationwide fixed-line telecommunications and broadband services in Italy and Spain, respectively. Tele2 Italy had over 2.6 million customers as at 30 June 2007, including over 400,000 broadband customers, and Tele2 Spain had 550,000 customers as at 30 June 2007, including over 240,000 broadband customers. The transaction is expected to close by the end of the 2007 calendar year, following the receipt of regulatory approval.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)
Dated: October 9, 2007	By:	/s/ S R Scott
		Name:	Stephen R. Scott
		Title:	Group General Counsel and Company Secretary